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                       April 12, 2021

       Michael Jansen
       Chief Executive Officer
       Cityzenith Holdings, Inc.
       2506 North Clark St. #235
       Chicago, IL 60614

                                                        Re: Cityzenith
Holdings, Inc.
                                                            Post-Qualification
Amendment on Form 1-A
                                                            Filed April 7, 2021
                                                            File No. 024-11170

       Dear Mr. Jansen:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology
       cc:                                              Marty Tate